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VIA EDGAR AND HAND DELIVERY

Barbara C. Jacobs Assistant Director Office of Information Technologies and Services United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Bandwidth Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83, with respect to certain confidential information that has been omitted from this letter. This letter is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

Re:	Bandwidth Inc.

Registration Statement on Form S-1

Filed October 13, 2017

File No.: 333-220945

Dear Ms. Jacobs:

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of Bandwidth Inc., a Delaware corporation (the “Company”), in connection with the offering (the “Offering”) of shares of Class A common stock, par value $0.001 per share (the “Class A common stock”), by the Company and the selling stockholders named therein.

The Company is providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with a supplemental submission regarding the difference between the potential high-end of the Preliminary Price Range (as defined below) for the Class A common stock being sold in the Offering and (i) the fair market value of the Class A common stock at the time of grants of stock-based compensation and (ii) and the fair market value of the Class B common stock at the time of issuance of warrants, in each case, made by the Company since September 1, 2016 (the “Reference Date”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

Preliminary IPO Price Range

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated high-end of the price range would be approximately $[***] to $[***] per share for the Company’s Class A common stock (the “Preliminary Price Range”). The Company’s final Preliminary Price Range remains under discussion between the Company and the Underwriters and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Equity Grants in Preceding 12 Months

As described in detail in the Registration Statement, the Company is expected to file its second amended and restated certificate of incorporation immediately prior to pricing of the IPO, pursuant to which, (i) shares of the Company’s Old Class B common stock (and options exercisable into Old Class B common stock) will become shares of (and options exercisable into) the Company’s Class A common stock, and (ii) shares of the Company’s Old Class A common stock (and options and warrants exercisable into Old Class A common stock) will become shares of (and options and warrants exercisable into) the Company’s Class B common stock. Accordingly, the discussion below assumes that the second amended and restated certificate of incorporation is effective. Furthermore, the tables below present the number of shares of common stock and exercise prices on an as-adjusted basis for the 2.50-for-1 stock split (the “common stock split”) that the Company effectuated on October 23, 2017.

The tables below itemize (i) all stock options exercisable into Class A common stock granted by the Company since the Reference Date and (ii) all warrants issued by the Company exercisable into Class B common stock since the Reference Date. On November 30, 2016, the Company completed a pro-rata distribution of the common stock of Republic Wireless to the Company’s shareholders of record in a tax-free spin-off (the “Republic Wireless Spin-Off”). The Republic Wireless Spin-off resulted in the issuance to all of the Company’s optionholders and warrantholders of (i) options and warrants in Republic Wireless, as applicable (the “Republic Wireless Options and Warrants”), and (ii) an adjustment to the exercise price of (a) all of the Company’s outstanding stock options and warrants to preserve the intrinsic value (or “in the money” value) of the Company’s outstanding stock options and warrants and (b) the Republic Wireless Options and Warrants. The adjustment, based upon independent third-party valuations prepared by a third-party valuation firm, allocated approximately 56.5935% of the value to the Company and the balance to Republic Wireless.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

Stock Option Grants

Grant date	Adjusted exercise price	Shares of Class A common stock	Adjusted fair market value per share of Class A common stock	Total compensation expense (as measured)	Compensation expense per share of Class A common stock	Percent of total grants since Reference Date
9/1/2016	$9.568	32,125	$9.568	$129,401	$4.03	11.5%
11/3/2016	$9.568	41,937	$9.568	$169,792	$4.05	15.0%
11/23/2016	$9.596	25,625	$9.596	$106,003	$4.14	9.2%
1/31/2017	$9.596	38,412	$9.596	$166,206	$4.33	13.7%
3/9/2017*	$9.596	37,500	$9.596	$163,650	$4.36	13.4%
5/22/2017	$9.596	18,390	$9.596	$79,149	$4.30	6.6%
8/24/2017	$18.40	85,625	$18.40	$705,755	$8.24	30.6%

*	Does not include the impact of a modification to 25,000 options granted on March 9, 2017. On September 1, 2017, the Company immediately vested these options as a result of a severance agreement. The Company recognized additional expense of $230,485 ($9.2194 per share) for the quarter ending September 30, 2017 as a result of the modification.

Warrant Issuances

Issuance date	Adjusted exercise price	Shares of Class B common stock	Adjusted fair market value per share of Class B common stock	Total compensation expense	Percent of issuances since Reference Date
10/19/2017	$6.572	4,531	$18.912	—	100.0%

Following the August 24, 2017 stock option grant listed above, there were no additional stock options that were granted through the date hereof and no additional grants are expected until the completion of the IPO. With respect to the warrants, prior to the warrants issued on October 19, 2017, there had been no warrants issued since June 15, 2012. Additionally, no additional warrants are expected to be issued going forward.

Background

In accordance with the Financial Accounting Standards Board’s authoritative guidance on stock compensation, the Company records each of its option grants at fair market value. The fair market value of the Class A common stock that underlies the Company’s common stock options was determined and approved by the Company’s Board of Directors (the “Board”) based upon information available at the time of the grant. The fair market value of the Class B common stock that underlies the Company’s warrants issued on October 19, 2017 was not considered by the Board because the Company issued the warrants pursuant to pre-existing contractual obligations with the recipients of the warrants as further described below. For purposes of the stock option awards in the table above, the Board considered independent third-party valuation reports prepared by a third-party valuation firm for the fair market value of the Class A common stock and the Class B common stock as of November 30, 2016 and June 30, 2017. These reports applied customary valuation methodologies as more fully described below, including the application of a discount for a lack of marketability. Because there has been no public market for either of the classes of common stock, the Board has determined the fair market value of the Company’s common stock based on the valuation reports, as well as an analysis of other key relevant factors, including the following:

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to omitted information.

October 24, 2017

•	the assets and liabilities of the Company;

•	the income (loss) from the Company’s operations;

•	the growth of the Company’s revenues and income;

•	the valuation of other comparable businesses; and

•	recent sales of the Company’s Old Class A common stock and the rights, privileges and preferences of the Company’s Series A preferred stock.

Third Party Valuations

On April 19, 2016, the Company obtained a third-party valuation of the fair market value of the Class A common stock and the Class B common stock of the Company as of December 31, 2015 (the “December 2015 Valuation”). The December 2015 Valuation included Republic Wireless because the Republic Wireless Spin-Off did not occur until December 1, 2016. On December 1, 2016, the Company obtained a third-party valuation of the fair market value of the Class A common stock and the Class B common stock of the Company as of December 1, 2016 (the “December 2016 Spin-Off Valuation”). On April 19, 2017, the Company obtained a third-party valuation of the fair market value of the Class A common stock and the Class B common stock of the Company as of November 30, 2016 (the “December 2016 Valuation”), which valuation did not reflect any material changes to the December 2016 Spin-Off Valuation. On August 14, 2017, the Company obtained a third-party valuation of the fair market value of the Class A common stock and the Class B common stock of the Company as of June 30, 2017 (the “June 2017 Valuation”). The December 2015 Valuation, the December 2016 Spin-Off Valuation, the December 2016 Valuation and the June 2017 Valuation each used the income approach and the market approach to estimate fair market value. An additional consideration in connection with the June 2017 valuation was related to the Company’s then-recent determination to potentially pursue strategic financing through an IPO. As a result, in June 2017, the Company began using the probability-weighted expected return method in order to value the Company’s common stock assuming possible various future events for the Company, including an initial public offering and a scenario in which the Company would continue as a privately held company.

Income Approach. The income approach attempts to value an asset or security by estimating the present value of the future economic benefits it is expected to produce. The benefit of this approach is that it can include earnings, cost savings, tax deductions and disposition proceeds from the asset. The most commonly employed income approach to valuation is the discounted cash flow analysis, which is what was employed for the December 2015 Valuation, the December 2016 Spin-Off Valuation, the December 2016 Valuation and the June 2017 Valuation. An indication of value may be developed when utilizing the discounted

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

cash flow approach by discounting the expected future cash generating capacity of the Company to its present value at a rate of return that incorporates (i) the risk-free rate for the use of funds and (ii) a risk premium related both to the market more broadly, as well as specific to the company. An additional factor that the Company’s third-party valuation firm considered when calculating the Company’s value based on the discounted cash flow approach was the lack of marketability for the Company’s shares of common stock due to there not being a public market for such shares of common stock. Based on the discounted cash flow analysis, the fair market value of the Company was $281.6 million in the December 2015 Valuation, $136.3 million in the December 2016 Spin-Off Valuation and the December 2016 Valuation and $135.3 million in the June 2017 Valuation.

Market Approach. The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. The guideline public company method and the guideline transaction method were employed for the December 2015 Valuation, the December 2016 Spin-Off Valuation, the December 2016 Valuation and the June 2017 Valuation.

The guideline public company method is based upon the premise that indications of value for a given entity can be estimated based upon the observed valuation multiples of comparable public companies, the equity of which is freely-traded by investors in the public securities markets. The first step in such an analysis involves the selection of a peer group of companies from which it is believed relevant data can be obtained. The second step involves the calculation of the relevant valuation multiple or multiples for each company in the peer group. The final step involves the selection and application of the appropriate multiples to the relevant financial metrics of the subject company. Depending upon the nature of the multiple, the resulting value indication may be adjusted for assets not reflected in the specific multiple(s) applied and also discounted due to the lack of marketability of the shares of the company for which the study is being performed. Based on the guideline public company method, the fair market value of the Company was (i) $289.8 million for the December 2015 Valuation (based on $210.3 million attributable to the Company and $79.4 million attributable to Republic Wireless), but reduced to $274.7 million after adjustment for a working capital shortfall; (ii) between $139.1 million and $350.1 million, depending upon the application of revenue or EBITDA multiples, for the December 2016 Spin-Off Valuation and the December 2016 Valuation; and (iii) between $158.9 million and $400.5 million, depending upon the application of revenue or EBITDA multiples, for the June 2017 Valuation.

The guideline transaction method is based upon the premise that indications of value for a given entity can be estimated based upon the valuation multiples implied by transactions involving companies that are comparable to the subject entity. The first step in such an analysis involves the identification of transactions from which it is believed relevant data can be obtained. The second step involves the calculation of the relevant valuation multiple or multiples for each transaction in the comparable group. The final step involves the selection and application of the appropriate multiples to the relevant financial metrics of the subject company. Depending upon the nature of the multiple, the resulting value indication may then be adjusted for assets not reflected in the specific multiples applied. While the guideline transaction method can sometimes yield meaningful indications of value, it is often the case that it is either difficult to

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to the omitted information.

October 24, 2017

find transactions involving closely comparable companies or that reliable data concerning the financial performance of the target company is simply not publicly available. For these reasons, this method can be less reliable and, as such, it is less commonly used than the discounted cash flow and guideline public company methods. Based on the guideline transaction method, the fair market value of the Company was (i) $234.7 million for the December 2015 Valuation, after adjustment for a working capital shortfall, but without allocation between the Company and Republic Wireless; and (ii) between $57.1 million and $70.8 million, depending upon the application of revenue or EBITDA multiples, for the December 2016 Spin-Off Valuation and the December 2016 Valuation. The June 2017 Valuation ultimately did not weigh the guideline transaction method due to the belief that the guideline public company method provided a broader and more similar universe for comparison.

For purposes of estimating the fair market value in the December 2015 Valuation, the December 2016 Spin-Off Valuation and the December 2016 Valuation, the valuation firm weighed the discounted cash flow method, the guideline public company method and the guideline transaction method. For purposes of estimating the fair market value in the June 2017 Valuation, the valuation firm weighed the discounted cash flow method and the guideline public company method, but did not consider the guideline transaction method as noted above. The resulting preliminary fair value estimate in the December 2015 Valuation was $280.0 million (but without allocation between the Company and Republic Wireless), which the valuation firm then adjusted for proceeds from the exercise of options and warrants, resulting dilution and the outstanding preferred stock, which yielded an adjusted fair value estimate of approximately $260.1 million. The resulting preliminary fair value estimate in the December 2016 Spin-Off Valuation and the December 2016 Valuation was $174.7 million, which the valuation firm then adjusted for proceeds from the exercise of options and warrants, resulting dilution and the outstanding preferred stock, which yielded an adjusted fair value estimate of $168.6 million. The resulting preliminary fair value estimate in the June 2017 Valuation was $332.0 million, which the valuation firm then adjusted for proceeds from the exercise of options and warrants, resulting dilution and the outstanding preferred stock, which yielded an adjusted fair value estimate of $325.7 million.

Based on the foregoing and allocating approximately 56.5935% of the value to the Company and the balance to Republic Wireless based upon the December 2016 Spin-Off Valuation, the fair market value of the Company’s Class A common stock was $9.358 per share in the December 2015 Valuation, $9.596 in the December 2016 Spin-Off Valuation, $9.596 in the December 2016 Valuation and $18.40 in the June 2017 Valuation, in each case, after giving effect to the common stock split.

Equity Grants and Fair Market Value Determinations

The following discussion provides additional detail into the Board’s determination of the estimated fair market value of the Company’s Class A common stock and the Company Class B common stock as of each grant date identified in the tables above.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

September and November 2016 Option Grants

In September 2016, the Board granted 32,125 options with an exercise price of $16.536 per share (unadjusted for the Republic Wireless Spin-Off). On November 3, 2016 (prior to the Republic Wireless Spin-Off), the Board granted 41,937 options with an exercise price of $16.536 per share (unadjusted for the Republic Wireless Spin-Off). On November 23, 2016 (prior to the Republic Wireless Spin-Off), the Board granted 25,625 options with an exercise price of $16.956 per share (unadjusted for the Republic Wireless Spin-Off). As discussed above, in connection with the Republic Wireless Spin-Off, an adjustment to the exercise price of all of the Company’s outstanding stock options was made to preserve the intrinsic value (or “in the money” value) of the Company’s outstanding stock options, as well as the Republic Wireless Options and Warrants. Following such adjustment, the exercise price per share was adjusted to (i) $9.358 for the options granted in September 2016 and on November 3, 2016; and (ii) $9.596 for the options granted on November 23, 2016. Consequently, the exercise prices per share for the September 2016 and November 2016 option grants were equal to the fair market value per share. In considering the use of the December 2015 Valuation and the December 2016 Spin-Off Valuation, respectively, the Board concluded that no significant internal or external value-generating events had taken place since the date of valuation and that none were expected to occur in the near term.

January 2017 Option Grants

In January 2017, the Board granted 38,412 options with an exercise price of $9.596 per share, which was the same as the adjusted fair market value set forth in the December 2016 Spin-Off Valuation. The Board considered that there were no significant changes in the Company’s assets and liabilities, business, operations or products that had occurred since the Republic Wireless Spin-Off or the December 2016 Spin-Off Valuation, nor were any expected to occur in the near term. In light of the foregoing and the short time since the December 2016 Spin-Off Valuation, the Board had no reason to believe that its valuation had significantly changed from the December 2016 Spin-Off Valuation.

March 2017 Option Grants

In March 2017, the Board granted 37,500 options with an exercise price of $9.596 per share, which was the same as the adjusted fair market value set forth in the December 2016 Spin-Off Valuation. In March 2017, the Company conducted meetings with equity investors to determine potential investor interest in an initial public offering. Some funds provided positive feedback; others strongly recommended that the Company consider private equity, continue to build the Company’s business, and reconsider the public markets in the future. The Board once again considered whether there were any significant changes in the Company’s assets and liabilities, business, operations or products that had occurred since the Republic Wireless Spin-Off or the December 2016 Spin-Off Valuation and determined that there were none. Additionally, no changes were expected to occur in the near term. The Board once again concluded that it had no reason to believe that its valuation had significantly changed from the December 2016 Spin-Off Valuation.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

May 2017 Option Grants

In May 2017, the Board granted 18,390 options with an exercise price of $9.596 per share, which was the same as the adjusted fair market value set forth in the December 2016 Valuation. As noted above, in March 2017, the Company conducted meetings with equity investors to determine potential investor interest in the possibility of an initial public offering. In early May 2017, the Company’s management met with investment bankers to discuss a potential public offering of the Company’s common stock. Based on an assessment of the Company, including its objectives, strategy, financials and growth trajectory, the investment bankers expressed preliminary interest in underwriting an initial public offering of the Company’s common stock. However, during these preliminary conversations, the investment bankers did not provide to the Company any assessment of the anticipated valuation of the Company. The Company’s management then delayed further material discussions with the investment bankers due to the Company’s then-recent financial performance. In May 2017, the shares of Twilio, one of the Company’s competitors that had conducted a public offering in June 2016, also declined by 30%. Since March 2017, there had not been any significant change in the Company’s assets and liabilities, business, operations or products or near-term prospects. In light of these varied facts, the Board concluded that it had no reason to believe that its valuation had significantly changed from the December 2016 Valuation.

Upon receipt of the June 2017 Valuation on August 14, 2017, the Company did not adjust the exercise price of the options granted in May 2017 because: (1) the circumstances surrounding a potential initial public offering were considerably different as of June 30, 2017 than in May 2017 as described above; (2) the Company had granted relatively few options in May 2017; (3) the greatest number of options granted to any individual employee was for only 8,125 shares; and (4) the Company did not award any of the options granted in May 2017 to senior executives of the Company. Each of the May 2017 option grants was made to mid-level employees in connection with either promotion or hiring.

Between May 22, 2017 and August 24, 2017, the Company did not grant any options and during that period the Company’s third-party valuation firm prepared the June 2017 Valuation.

August 2017 Option Grants

In August 2017, the Board granted 85,625 options with an exercise price of $18.40 per share, which was the same as the adjusted fair market value set forth in the June 2017 Valuation. In late-June 2017 the Company and the underwriters they appointed conducted an organizational meeting for an initial public offering, and in mid-July the Board ratified and approved the Company’s continued pursuit of an initial public offering. The process validated the Company’s position in the CPaaS (Communication Platform as a Service) industry, which is a relatively new industry segment with greater valuation metrics that has been shaped by the successful IPO of Twilio. The Board and management also continued to monitor the Twilio stock performance as the Company continued to assess its own IPO prospects. For example, as of June 30, 2017, the Twilio stock price had rebounded approximately 25% since its low closing price of $23.17 on May 9, 2017. Given the proximity between the August 14, 2017 date of the June 2017 Valuation and the grant of the August 2017 options, the Board had no reason to believe that its valuation had significantly changed from the June 2017 Valuation.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

September 2017 Option Modification

On September 1, 2017, the Company agreed, as part of a severance agreement, to immediately vest 25,000 options that were granted on March 9, 2017. The accelerated vesting resulted in a modification of the options and therefore the Company recognized additional compensation expense of $230,485 in its quarter ending September 30, 2017. This additional expense was recognized using the most contemporaneous valuation as of September 30, 2017 that the Company received from its third-party valuation specialist on October 24, 2017. This valuation indicated that the fair market value of a share of the Company’s Class B common stock (that will become Class A common stock after the IPO) was $20.83.

October 2017 Warrant Issuances

In October 2017, the Board issued 4,531 warrants to purchase shares of Class B common stock with an exercise price of $6.752 per share, compared to an adjusted fair market value of $18.912 per share. The June 2017 Valuation established an adjusted fair market value per share of Class B common stock of $18.912 per share, which is greater than the $18.40 adjusted fair market value per share of Class A common stock. As described in the Registration Statement under the caption “Certain Relationships and Related Party Transactions,” the Company is a party to a letter agreement, dated as of November 23, 2016, by and among Carmichael Investment Partners, LLC (“Carmichael”), James A. Bowen and Susan Bowen that gives each of Carmichael, Mr. Bowen and Ms. Bowen the right to purchase a number of shares equal to its, his or her pro rata portion of any shares issued by the Company upon the exercise of certain options previously granted to the Company’s employees, directors, officers and consultants. The November 23, 2016 letter agreement is substantially identical to an earlier February 22, 2011 letter agreement that the November 23, 2016 letter agreement amended, restated and superseded to include Ms. Bowen individually as a party thereto. The applicable pro rata portion is determined as of the date of exercise of any applicable option and equals the percentage of the Company’s outstanding capital stock owned by Carmichael, Mr. Bowen or Ms. Bowen. The number of shares issuable, as well as the exercise price of, the warrants issued to Carmichael, Mr. Bowen and Ms. Bowen were calculated by reference to the number of shares issued upon exercise of the options to which the rights of Carmichael, Mr. Bowen and Ms. Bowen applied, as well as the exercise price of such options. Since the underlying options were granted many years ago, the exercise price for the warrants issued to Carmichael, Mr. Bowen and Ms. Bowen correlates with the exercise price of the underlying options, which were granted at fair market value as of the date of grant of such underlying options. The underlying options were granted to the applicable employees of the Company between February 2012 and April 2013, when the exercise price of such options (and the fair market value of Class A common stock) was considerably lower than the adjusted fair market value per share of Class B common stock as of October 2017. The warrants expire on January 19, 2018, 90 days after the issuance of the warrants, which is consistent with the terms of the letter agreement.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

Discussion of Price Range

As is typical in initial public offerings, the Preliminary Price Range for the offering was not derived using a formal determination of fair market value, but was determined by negotiations between the Company and the Underwriters. Among the factors that were considered in setting this range were:

•	an analysis of the typical valuation ranges seen in recent initial public companies for companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the Company’s historical performance;

•	estimates of the Company’s business potential and earnings prospects;

•	as assessment of the Company’s management;

•	an assumption that there would be a receptive public trading market for CPaaS providers such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s Class A common stock to support an offering of the size contemplated by the Company.

The Company advises the Staff that it believes the difference in the per share price of the Company’s Class A common stock as of August 24, 2017 and the high-end of the Preliminary Price Range for the Company’s Class A common stock for this offering is primarily due to the following factors:

•	The Company and the third-party valuation firm utilized quantitative methodologies to determine the fair market value of the Class A common stock, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in an initial public offering. Also, other factors may have an impact, such as the inherent uncertainty of completing a successful initial public offering and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s Underwriters.

•

The Company submits that the difference between the fair market value per share of Class A common stock, granted since the Reference Date and the high-end of the Preliminary Price Range is primarily attributable to the fact that the methodology applied for determining the fair market value per share of Class A common stock since the Reference Date incorporated multiple assumptions and

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

probabilities that do not apply to the establishment of a Preliminary Price Range. The Preliminary Price Range assumes with 100% probability that the Company completes an initial public offering. Additionally, the Preliminary Price Range assumes only a single potential liquidity event and does not include other liquidity events that the Company included in its valuation methodologies. As a result, the Preliminary Price Range was not affected by other expected business equity values from other potential future liquidity events.

•	Positive feedback from equity investors after completion of “testing the waters” meetings in mid-to-late September 2017.

•	The high-end of the Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the initial public offering, will be immediately freely tradable in a public market, whereas the estimated fair market value of the Class A common stock since the Reference Date represents a contemporaneous estimate of the fair market value of Class A common stock that were then illiquid, might never become liquid and, even if an initial public offering were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the initial public offering. This illiquidity also accounts for a substantial difference between the fair market value of the Class A common stock as of the award grant dates and the Preliminary Price Range.

•	The successful completion of an initial public offering would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility.

Discussion of Stock Compensation Expense of March 2017, May 2017 and August 2017 Option Grants

The table below summarizes the impact to total grant date fair values for the stock options granted in the quarters ended June 30, 2017 (i.e., the May 2017 Option Grants described above) and September 30, 2017 (i.e., the August 2017 Option Grants described above) and the associated unrecognized stock-based compensation expense related to these option awards assuming the fair market value of the Class A common stock were valued at $[***], $[***] and $[***] per share. The Company believes that any hypothetical increase to compensation expense using these potential offering prices is not significant. Specifically, at an offering price of $[***] per share, there is $[***] million ($[***] million less the actual fair value expense of $0.9 million detailed above) of incremental non-cash stock expense, of which $[***] million would be recognized over a 4-year vesting period and $[***] million would be recognized in the quarter ended June 30, 2017.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

				Total compensation expense assuming fair market value per share of:
	Adjusted exercise price	Shares of Class A common stock	Total compensation expense (as measured)	$20.00		$21.00		$22.00
March 2017 Option Grants*	$9.596	37,500	$163,650	$	[***]	$	[***]	$	[***]
May 2017 Option Grants	$9.596	18,390	$79,149	$	[***]	$	[***]	$	[***]
August 2017 Option Grants	$18.40	85,625	$705,755	$	[***]	$	[***]	$	[***]

*	Does not include the impact of a modification to 25,000 options granted on March 9, 2017. On September 1, 2017, the Company immediately vested these options as a result of a severance agreement. The Company recognized additional expense of $230,485 ($9.2194 per share) for the quarter ending September 30, 2017 as a result of the modification.

As noted above, the Company granted the warrants pursuant to pre-existing contractual obligations with the recipients of the warrants as further described above. The Company does not believe that the warrants granted in October 2017 were compensatory in nature and accordingly will not recognize any compensation expense related thereto in the fourth quarter of 2017.

Conclusion

Based on the above discussion, the Company believes its Class A common stock was properly valued at then-current fair market value on the respective option grant dates, and such fair market values are properly supported using appropriate valuation techniques. In addition, in light of the proposed IPO, if it were determined that the fair market values utilized were not supportable, the Company believes any resulting increase in compensation expense over a stock option’s vesting period would not be material to the Company’s results of operations for the six months ended June 30, 2017.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the IPO as early as Monday, October 30, 2017. We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1311 or my colleague, Shagufa Hossain, at (202) 637-2323 with any questions or further comments you may have regarding this submission or if you wish to discuss any of the Company’s responses.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 24, 2017

Sincerely,

/s/ Michael Benjamin

Michael Benjamin of LATHAM & WATKINS LLP

Enclosures

cc:

David A. Morken, Bandwidth Inc.

John C. Murdock, Bandwidth Inc.

Jeff Hoffman, Bandwidth Inc.

W. Christopher Matton, Bandwidth Inc.

John Chory, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange

Commission. Confidential treatment has been requested with respect to such portions of this letter.